May 2, 2011

VIA EDGAR AND

OVERNIGHT MAIL

United States Securities

   and Exchange Commission

100 F Street, NE

Mail Stop 4270

Washington, D.C.  20549

Attention:  Terrance O’Brien

Accounting Branch Chief

Re:

Propell Corporation

Form 10-K for the year ended December 31, 2009

Filed on April 15, 2010

File No. 000·53488

Dear Mr. O’Brien:

Thank you for your March 22, 2011 letter regarding Propell Corporation (“Propell”).  We have recently filed an amendment to Propell’s Form 10-Q for fiscal quarter ended March 31, 2010, an amendment to Propell’s Form 10-Q for the fiscal quarter ended June 30, 2010 and an amendment to Propell’s Form 10-Q for the fiscal quarter ended September 30, 2010.  These changes reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of Propell’s Form 10-Q, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

General

1.

We note your response to comment one in our letter dated February 10, 2011; however, we reissue the comment in part. In future filings, please file your Section 302 certifications exactly as set forth in Item 601 (b)(31)(i) of Regulation S-K. Specifically, do not add or remove words or phrases, such as the addition of "U .S." in paragraph 4(b) or the removal of "fiscal" in paragraph 4(d).

Response: Complied with.  We have made the requested changes to the Annual Report on Form 10-K for the year ended December 31, 2010 that was filed on April 13, 2011.

Executive Compensation, page 22

2.

We note your response to comment four in our letter dated February 10, 2011 and your revised disclosure; however, we reissue the comment in part. Please explain to us how you determined the number of stock options granted to each of Messrs. Bernstein, Scapatici, and Wallace in 2009. In your discussion of employment agreements on page 24, we note that these agreements provide Mr. Bernstein with a grant of 500,000 options and Messrs. Scapatici and Wallace with grants of 125,000 options. However, according to the Outstanding Equity Awards Table on page 23, it appears that Mr. Bernstein received 100,000 stock options, Mr. Scapatici received 150,000 stock options, and Mr. Wallace received 125,000 stock options on June 16, 2009. To the extent that Messrs. Bernstein, Scapatici, and Wallace did not receive stock options in accordance with their employment agreements, please explain why the stock option awards differed from the amounts specified in the employment agreements.

Response: We have added language to the Annual Report on Form 10-K for the year ended December 31, 2010 to clarify that the 500,000 option grant was a one- time grant and the 125,000 option grant was also a one- time discretionary bonus grant.

United States Securities and

Exchange Commission

April 28, 2011

Amendment No.2 to Form 10-Q/A for the Fiscal Quarter Ended June 30, 2010

Exhibits 31.1 and 31.2 -Section 302 Certifications

3.

We note your response to comment 10 in our letter dated February 10, 2011; however, we reissue the comment in part. In future filings, please file your Section 302 certifications exactly as set forth in Item 601 (b)(31)(i) of Regulation S-K. Specifically, please do not replace "registrant" with "small business issuer' in paragraph 5(a).

Response: Complied with.

Amendment No. 2 to Form 10"Q/A for the Fiscal Quarter Ended September 30, 2010

Consolidated Results of Operations for the nine months ended September 30, 2010 and September 30, 2009, page 13

4.

Please explain why the change in your September 30, 2010 revenues was partially attributed to the discontinued businesses given that ASC of ASC 205-20-45-3 requires that the revenues and expenses of discontinued operations be reclassified out of continuing operations. Furthermore, please provide the disclosures required by ASC 205-20-50-1. If you determine your presentation in your September 30, 2010 interim financial statements was not in compliance with the above guidance, it appears you will need to amend your filing to correct this error.

Response: We have corrected the Form 10-Q to reflect the revenues and expenses of discontinued operations separately from those of continuing operations.

Note 4 -Website Assets, page F-10

5.

In your response letter dated January 13, 2011 you state that you are not amortizing costs related to your website asset of $501K as of December 31, 2009 because you presently believe that the website has an indeterminable useful life.

ASC 350-30-35-4 clarifies that the term indefinite does not mean the same as infinite or indeterminate. This guidance also states that the useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon that is, there is no foreseeable limit on the period of time over which it is expected to contribute to your cash flows. In light of this, it does not appear your website asset is indefinite lived when considering the frequent advancements in computer technology.

Furthermore, in your response letter dated March 7, 2011 you state that once you have determined a finite useful life for the website asset that you will begin amortizing the costs in accordance with ASC 350-40-35-4. ASC 350-30-35-6 states if an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. Given this, please provide to us a schedule that amortizes your website asset over your best estimate of its useful life for each period presented.  If you determine a restatement is not required please provide to us your materiality assessment that supports your conclusion. Refer to ASC 250-10-S99 for guidance.

Response: We have determined that the website had a useful life of five years and as such have restated our financial statements to reflect this useful life beginning in the fiscal quarter ending March 31, 2009, when initial revenue was derived from the website.

6.

We note that you reported negative working capital and cash flows from operating activities, losses from operations and an accumulated deficit for the 2 years ended December 2009 and for the nine months ended September 30, 2010. Please tell us the factors you considered in concluding your asset wasn't impaired given the identified negative factors.

Response: At December 31, 2010, we evaluated the performance of the Company and the website determined that the website asset was fully impaired due to the Company’s inability to raise sufficient working capital to adequately market the site making recovery of the investment questionable.  Therefore, at December 31, 2010 we have written off the remaining amount capitalized for the development of the website

United States Securities and

Exchange Commission

April 28, 2011

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (212) 907-4657.

Sincerely,

Leslie Marlow

Enclosures

cc:  Propell Corporation